UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41919

CCSC Technology International Holdings Limited

1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St

Fotan, Shatin, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Results of CCSC Technology International Holdings Limited’s 2025 Annual General Meeting of Shareholders

The 2025 annual general meeting of shareholders (the “Meeting”) of CCSC Technology International Holdings Limited (the “Company”) was held at 1301-03, 13/F, Shatin Galleria, 18-24 Shan Mei Street, Fotan, Hong Kong, on December 15, 2025 at 5:00 a.m. EDT, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/CCTG2025.

At the close of business on November 10, 2025, the record date for determining the holders of the Company’s Class A ordinary shares, par value US$0.0005 each, with each share entitled to one vote, and Class B ordinary shares, par value US$0.0005 each, with each share entitled to 50 votes, (collectively, the “Ordinary Shares”), entitled to vote at the Meeting, there were a total of 39,134,950 issued and outstanding Ordinary Shares. At the Meeting, the holders of 9,285,918 Ordinary Shares, representing 254,285,918 votes of the Company were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	An ordinary resolution to approve the re-election of the Company’s existing directors and independent directors (“Proposal One”);

(a)	each of Chi Sing Chiu, Kung Lok Chiu and Sin Ting Chiu be re-elected as a director of the Company; and

(b)	each of Wai Chun Tsang, Tsz Fai Shiu, Kenneth Wang and Pak Keung Chan be re-elected as an independent director of the Company.

2.	An ordinary resolution to approve the share consolidations (“Proposal Two”);

(a)	on the date when the closing market price per Class A ordinary share of a par value of US$0.0005 each is less than US$1.00, or on such later date as any director of the Company deems advisable and may determine in his or her absolute discretion, every 10 issued and unissued Class A ordinary share of a par value of US$0.0005 each and every 10 issued and unissued Class B ordinary share of a par value of US$0.0005 each be consolidated into one Class A ordinary share of a par value of US$0.005 and one Class B ordinary share of a par value of US$0.005, respectively, such that, following such share consolidation, the authorized share capital of the Company will be US$250,000 divided into 50,000,000 shares of a par value of US$0.005 each, comprising 49,500,000 Class A ordinary shares of a par value of US$0.005 each and 500,000 Class B ordinary shares of a par value of US$0.005 each (the “First Share Consolidation”); and

(b)	subsequently following the First Share Consolidation, on the date when the closing market price per Class A ordinary share of a par value of US$0.005 each is less than US$1.00, or on such later date as any director of the Company deems advisable and may determine in his or her absolute discretion, every 5 issued and unissued Class A ordinary shares of a par value of US$0.005 each and every 5 issued and unissued Class B ordinary shares of a par value of US$0.005 each be consolidated into one Class A ordinary share of a par value of US$0.025 and one Class B ordinary share of a par value of US$0.025, respectively, such that, following such share consolidation, the authorized share capital of the Company will be US$250,000 divided into 10,000,000 shares of a par value of US$0.025 each, comprising 9,900,000 Class A ordinary shares of a par value of US$0.025 each and 100,000 Class B ordinary shares of a par value of US$0.025 each.

3.	An ordinary resolution to approve the acquisition of assets in one or more transactions, on terms and conditions to be determined by the board of directors of the Company, provided the aggregate consideration therefor does not exceed $50 million (“Proposal Three”); and

4.	An ordinary resolution to approve the 2025 performance incentive plan (“Proposal Four”).

The results of the vote at the Meeting for the resolutions were as follows:

	For	Against	Abstain
Proposal One	254,240,611	43,985	1,322
Proposal Two	254,107,306	167,786	10,826
Proposal Three	254,135,760	135,638	14,520
Proposal Four	253,552,002	721,595	12,321

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 15, 2025

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Kung Lok Chiu
Name:	Kung Lok Chiu
Title:	Chief Executive Officer

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